UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-42299

SAMFINE CREATION HOLDINGS GROUP LIMITED

(Registrant’s Name)

Flat B, 8/F, Block 4
Kwun Tong Industrial Centre
436-446 Kwun Tong Road
Kwun Tong, Kowloon

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Financial Statements and Exhibits

Set forth in this report are the registrant’s Unaudited Interim Condensed Consolidated Financial Statements and the related notes thereto, in each case as of and for the six months ended June 30, 2026. The earning release attached as Exhibit 99.1 includes additional information regarding the foregoing and is incorporated by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Earning Release, dated as of September 29, 2026.
101.INS	Inline XBRL Instance Document - this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (embedded within the Inline IXBRL document)

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAMFINE CREATION HOLDINGS GROUP LIMITED

By:	/s/ Wing Wah Cheng, Wayne
Name:	Wing Wah Cheng, Wayne
Title:	Chairman of the Board, Executive Director and Chief Executive Officer

Date: September 29, 2026

2

SAMFINE CREATION HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SAMFINE CREATION HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2025 AND JUNE 30, 2026

	As of December 31, 2025	As of June 30, 2026	As of June 30, 2026
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	31,172,798	28,929,438	3,689,038
Restricted cash	15,023,582	4,741,909	604,681
Accounts receivable, net
- Third parties	28,739,851	33,221,527	4,236,359
- Related party	516,920	208,508	26,589
Prepayments and other current assets, net	13,517,496	20,321,780	2,591,403
Inventories, net	12,849,149	13,093,535	1,669,668
Prepaid income tax	277,570	277,570	35,395
Total current assets	102,097,366	100,794,267	12,853,133

NON-CURRENT ASSETS
Plant and equipment, net	26,984,809	29,049,194	3,704,309
Intangible assets, net	650,700	592,977	75,616
Investment in life insurance contract, net	1,559,502	1,567,745	199,916
Prepayments	9,804,167	2,166,667	276,290
Prepayment for acquisition of plant and equipment	4,056,564	2,074,456	264,531
Operating lease right-of-use assets, net	25,679,797	24,031,706	3,064,487
Deferred tax asset	1,495,836	1,608,261	205,083
Total non-current assets	70,231,375	61,091,006	7,790,232
Total assets	172,328,741	161,885,273	20,643,365

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts and bills payables	53,960,626	54,133,583	6,903,033
Accruals and other payables	6,444,731	10,433,876	1,330,512
Bank and other borrowings	23,549,661	24,056,502	3,067,648
Due to related parties	100,000	80,000	10,201
Operating lease liabilities	5,113,112	5,426,949	692,036
Total current liabilities	89,168,130	94,130,910	12,003,430

NON-CURRENT LIABILITIES
Bank and other borrowings	10,783,889	11,710,416	1,493,295
Deferred tax liabilities	6,526	4,868	621
Operating lease liabilities	20,566,685	18,604,757	2,372,451
Total non-current liabilities	31,357,100	30,320,041	3,866,367
Total liabilities	120,525,230	124,450,951	15,869,797

COMMITMENTS AND CONTINGENCIES (Note 18)

SHAREHOLDERS’ EQUITY
Class A Ordinary shares: US$0.0003125 par value,158,200,000 shares authorized, 2,260,000 shares issued and outstanding as of June 30, 2026 and December 31, 2025*	5,505	5,505	709
Class B Ordinary shares: US$0.0003125 par value, 1,800,000 shares authorized, 1,800,000 shares issued and outstanding as of June 30, 2026 and December 31, 2025*	4,384	4,384	564
Additional paid-in capital	68,647,780	68,647,780	8,753,861
Statutory reserve	278,740	278,740	35,545
Accumulated other comprehensive income	2,244,558	2,724,705	347,439
Accumulated losses	(19,377,456)	(34,226,792)	(4,364,550)
Total shareholders’ equity	51,803,511	37,434,322	4,773,568
Total liabilities and shareholders’ equity	172,328,741	161,885,273	20,643,365

*	Giving retroactive effect to the 1-for-5 share consolidation.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SAMFINE CREATION HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

	Six months ended June 30,
	2025	2026	2026
	HK$	HK$	US$
REVENUE	82,121,233	77,204,628	9,845,018

COST OF REVENUE	(66,340,565)	(62,311,470)	(7,945,865)
Gross profit	15,780,668	14,893,158	1,899,153

OPERATING EXPENSES
Selling and marketing	(8,720,599)	(8,648,044)	(1,102,786)
General and administrative	(20,105,220)	(18,286,670)	(2,331,889)
Total operating expenses	(28,825,819)	(26,934,714)	(3,434,675)
LOSS FROM OPERATIONS	(13,045,151)	(12,041,556)	(1,535,522)

OTHER INCOME (EXPENSE)
Interest income	43,856	67,770	8,642
Interest expense	(445,562)	(801,083)	(102,153)
Other income	78,252	103,996	13,261
Other gains (losses), net	3,213,799	(2,292,546)	(292,342)
Total other income (expense), net	2,890,345	(2,921,863)	(372,592)
LOSS BEFORE INCOME TAX EXPENSE	(10,154,806)	(14,963,419)	(1,908,114)
INCOME TAX BENEFITS	1,697,782	114,083	14,548
NET LOSS	(8,457,024)	(14,849,336)	(1,893,566)
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(597,455)	480,147	61,228
TOTAL COMPREHENSIVE LOSS	(9,054,479)	(14,369,189)	(1,832,338)
Weighted average number of ordinary shares:
Basic and diluted	4,060,000	4,060,000	4,060,000
LOSS PER SHARE:
BASIC AND DILUTED*	(2.08)	(3.66)	(0.47)

*	Giving retroactive effect to the 1-for-5 share consolidation.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SAMFINE CREATION HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

	Ordinary shares		Class A Ordinary Shares		Class B Ordinary Shares		Additional		Accumulated Other	Retained Earnings
	No. of Shares*	Par Value	No. of Shares*	Par Value	No. of Shares*	Par Value	Paid-in Capital	Statutory Reserve	Comprehensive Income	(Accumulated Losses)	Total Equity
		HK $		HK $		HK $	HK $	HK $	HK$	HK$	HK$
BALANCE, January 1, 2025 (Audited)	4,060,000	9,889	—	—	—	—	68,647,780	278,740	2,860,221	437,966	72,234,596
Net loss	—	—	—	—	—	—	—	—	—	(8,457,024)	(8,457,024)
Re-designation of Ordinary shares into Class A and Class B Ordinary Shares	(4,060,000)	(9,889)	2,260,000	5,505	1,800,000	4,384	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—	(597,455)	—	(597,455)
BALANCE, June 30, 2025 (Unaudited)	—	—	2,260,000	5,505	1,800,000	4,384	68,647,780	278,740	2,262,766	(8,019,058)	63,180,117

BALANCE, January 1, 2026 (Audited)	—	—	2,260,000	5,505	1,800,000	4,384	68,647,780	278,740	2,244,558	(19,377,456)	51,803,511
Net loss	—	—	—	—	—	—	—	—	—	(14,849,336)	(14,849,336)
Foreign currency translation	—	—	—	—	—	—	—	—	480,147	—	480,147
BALANCE, June 30, 2026	—	—	2,260,000	5,505	1,800,000	4,384	68,647,780	278,740	2,724,705	(34,226,792)	37,434,322
BALANCE, June 30, 2026 (US$)				709		564	8,753,861	35,545	347,439	(4,364,550)	4,773,568

*	Giving retroactive effect to the 1-for-5 share consolidation.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SAMFINE CREATION HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

	Six months ended June 30,
	2025	2026	2026
	HK$	HK$	US$
Cash flows from operating activities
Net loss	(8,457,024)	(14,849,336)	(1,893,566)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation of plant and equipment	1,493,886	1,672,826	213,316
Amortization of intangible assets	44,897	58,300	7,434
Allowance for expected credit losses, net	210,400	742,163	94,639
Loss (gain) on disposal of plant and equipment	(1,817,242)	293,435	37,418
Deferred income tax	(1,741,133)	(114,083)	(14,548)
Changes in operating assets and liabilities
Accounts receivable	(9,885,901)	(4,915,427)	(626,808)
Prepayments	6,348,034	833,216	106,250
Inventories	1,376,948	(244,386)	(31,164)
Accounts and bills payables	(6,161,010)	14,493	1,848
Accruals and other payables	(4,252,669)	3,989,145	508,693
Net cash used in operating activities	(22,840,814)	(12,519,654)	(1,596,488)
Cash flows from investing activities
Purchase of plant and equipment	(505,281)	(198,073)	(25,258)
Prepayment for acquisition of plant and equipment	(6,226,939)	(2,074,456)	(264,531)
Proceeds from disposal of plant and equipment	2,172,125	853,782	108,873
Net cash used in investing activities	(4,560,095)	(1,418,747)	(180,916)
Cash flows from financing activities
Proceeds from bank and other borrowings	10,673,035	9,886,223	1,260,676
Repayment for bank and other borrowings	(6,203,051)	(8,452,855)	(1,077,895)
Repayment to a related party	(110,212)	(20,000)	(2,550)
Net cash generated from financing activities	4,359,772	1,413,368	180,231
Net decrease in cash and cash equivalents	(23,041,137)	(12,525,033)	(1,597,173)
Cash and cash equivalents at the beginning of the period	44,637,131	31,172,798	3,975,108
Restricted cash at the beginning of the period	14,545,723	15,023,582	1,915,784
Cash and cash equivalents and restricted cash at the beginning of the period	59,182,854	46,196,380	5,890,892
Cash and cash equivalents at the end of the period	21,016,175	28,929,438	3,689,038
Restricted cash at the end of the period	15,125,542	4,741,909	604,681
Cash and cash equivalents and restricted cash at the end of the period	36,141,717	33,671,347	4,293,719
Supplementary cash flows information
Interest received	43,856	67,770	8,642
Interest paid	(445,562)	(801,083)	(102,153)
Income tax paid	(43,351)	—	—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SAMFINE CREATION HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Business Background

Samfine Creation Holdings Group Limited (the “Company,” or “SFHG”), through its wholly-owned subsidiaries (collectively, the “Group”), is engaged in commercial printing services in Hong Kong and the People’s Republic of China (the “PRC”).

SFHG is a holding company incorporated on January 20, 2022 under the Cayman Islands law. The Company has no substantial operations other than holding all of the outstanding share capital of New Achiever Ventures Limited (“New Achiever”) which was incorporated in the British Virgin Islands (“BVI”) under the BVI law on January 13, 2022. New Achiever is also a holding company holding of all the equity interest of Samfine Creation Limited (“Samfine HK”), a Hong Kong Company incorporated on March 12, 1997, which is a commercial printing services provider. Samfine Printing (Shenzhen) Co., Limited (“Samfine SZ”) incorporated in the PRC on February 5, 1993, which is wholly owned by Samfine HK, is principally engaged in the provision of commercial printing services. Shenzhen Samfine Cloud Printing Technology Limited (“Samfine SZ Technology”) incorporated in the PRC on April 21, 2021, which is a wholly owned subsidiary of Samfine SZ, is principally engaged in printing and trading of personalized printing products.

The unaudited interim condensed consolidated financial statements reflect the activities of each of the following entities:

Name	Background	% of Ownership
SFHG or the Company	— Incorporated in the Cayman Islands — Incorporated on January 20, 2022 — Holding company — Investment holding	Parent

New Achiever	— Incorporated in the BVI — Incorporated on January 13, 2022 — Intermediate holding company — Investment holding	100% owned by SFHG

Samfine HK	— Incorporated in Hong Kong — Incorporated on March 12, 1997 — Provision of commercial printing services	100% owned by New Achiever

Samfine SZ	— Incorporated in the PRC — Established on February 5, 1993 — Provision of commercial printing services	100% owned by Samfine HK

Samfine SZ Technology	— Incorporated in the PRC — Incorporated on April 21, 2021 — Printing and trading of personalized printing products	100% owned by Samfine SZ

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission. The results of operations for the six months ended June 30, 2026 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2026. Accordingly, these statements should be read in conjunction with the Company’s audited financial statements and note thereto as of and for the years ended December 31, 2024 and 2025.

Principles of consolidation

The unaudited interim condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All inter-company transactions and balances are eliminated upon consolidation.

Use of estimates and assumptions

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities as of the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from these estimates. Significant accounting estimates include, but not limited to, useful life of plant and equipment, impairment of obsolete inventories, allowance for expected credit losses against financial assets, investment in life insurance contract and allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited interim condensed consolidated financial statements.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during period presented. Diluted income (loss) per share is calculated by dividing net income (loss) attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. However, ordinary share equivalents are not included in the denominator of the diluted earnings (loss) per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

On February 27, 2026, the Company effected a 1-for-5 share consolidation (reverse stock split) of its ordinary shares. Consequently, all share and per-share numbers for all periods presented in the unaudited interim condensed consolidated financial statements and notes thereto have been retroactively adjusted to reflect the share consolidation as if it had occurred at the beginning of the earliest period presented.

Functional currency and foreign currency translation

The Company uses Hong Kong dollars (“HK$”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands and BVI is United States dollars (“US$”). The functional currency of its Hong Kong subsidiary is HK$, and the functional currency of its PRC subsidiaries is the Renminbi (the “RMB”). The determination of the respective functional currency is based on the criteria of Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as other income (loss), net in the unaudited interim condensed consolidated statements of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Functional currency and foreign currency translation (cont.)

The unaudited interim condensed consolidated financial statements of the Company are translated from the functional currency into HK$. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into HK$ using the appropriate historical rates. Revenue and expenses, gains and losses are translated into HK$ using the periodic average exchange rate for the year. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive loss in the unaudited interim condensed consolidated statements of comprehensive income (loss).

Convenience translation

Translations of balances in the unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of operations and comprehensive income (loss), unaudited interim condensed consolidated statements of changes in shareholders’ equity and unaudited interim condensed consolidated statements of cash flows from HK$ into US$ as of June 30, 2026 are solely for the convenience of the readers and are calculated at the rate of US$1.00=HK$ 7.842, representing the exchange rate set forth in the H.10 statistical release of the United States Federal Reserve Board on June 30, 2026. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

Cash and cash equivalents

Cash primarily consists of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. The Company maintains its bank accounts in Hong Kong and the PRC.

Restricted cash

Cash and time deposits that are restricted as to withdrawal for use or pledged as security is reported separately as restricted cash. The restricted cash primarily represents deposits pledged to banks to secure the bills repayable which have a maximum length of eight months.

Accounts receivable and allowance for expected credit loss

Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when the Company has satisfied its performance obligation and has the unconditional right to payment, which are recorded net of allowance for expected credit losses on such receivables. The credit term is negotiable with different customers which is generally within 90 days after delivery of products are completed.

The expected credit losses charged are classified as “General and administrative expenses” in the unaudited interim condensed consolidated statements of operations and comprehensive income (loss). In determining the amount of expected credit losses, the Company considers historical collectability based on past due status, age of the accounts receivable balances, credit quality of the customers based on ongoing credit evaluations, as well as reasonable and supportable forecasts of future losses. Accounts receivable are written off after all collection efforts have ceased.

Prepayments

Prepayments are cash deposited or advanced to suppliers or vendors for the purchase of goods or services. This amount is refundable and bears no interest. Deposits consist of (i) security payments made to utilities companies and are refundable upon termination of services; (ii) security payments made to a lessor for the Company’s office lease agreement. The security deposit will be refunded to the Company upon the termination or expiration of the lease agreement as well as the delivery of the vacant leased properties to the lessor by the Company; and (iii) deposit to suppliers for services provision, which are refundable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Investment in life insurance policy, net

The Company invests in corporate-owned life insurance policy. The Company accounts for the purchase of life insurance policy in accordance with ASC 325-30, Investment in Insurance Contracts, which requires the Company to use either the investment method or the fair value method. The election is made on an instrument-by-instrument basis and is irrevocable. The Company has elected to account for all of its life insurance policy using the investment method.

Under the investment method, the Company recognizes the initial investment at the transaction price plus all initial direct external costs. Continuing costs (payments of policy premiums and direct external costs, if any) necessary to keep the policy in force are capitalized. Gain recognition is deferred until the death of the insured. At that time the Company recognizes in net income (or other applicable performance indicator) the difference between the carrying amount of the investment and the policy proceeds. The Company is required to test the investment for impairment upon the availability of new or updated information that indicates that, upon the death of the insured, the expected proceeds from the insurance policy may not be sufficient for the investor to recover the carrying amount of the investment plus anticipated gross future premiums (undiscounted for the time value of money) and capitalizable external direct costs, if any. Indicators to be considered include, but are not limited to a change in the life expectancy of the insured and a change in the credit standing of the insurer. As a result of performing an impairment test, if the undiscounted expected cash inflows (the expected proceeds from the policy) are less than the carrying amount of the investment plus the undiscounted anticipated gross future premiums and capitalizable external direct costs, an impairment loss is recognized.

Inventories, net

Inventories, which are primarily comprised of raw materials, work-in-progress and finished goods for sale, are stated at the lower of cost or net realizable value, using the weighted average method. As of December 31, 2025 and June 30, 2026, the Company has not recognized any impairment for obsolete inventories.

Plant and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method after consideration of the estimated useful lives. The Company maintains a salvage value of 10% for all plant and equipment. The estimated useful lives are as follows:

Estimated Useful Life
Plant machineries	5 years to 10 years
Motor Vehicles	5 years
Office equipment	3 years to 5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the unaudited interim condensed consolidated statements of operations and comprehensive income (loss). Expenditure for maintenance and repairs is charged to earnings as incurred, while additions, renewals and betterment, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Intangible assets, net

Intangible assets that are acquired are stated at cost less accumulated amortization (where the estimated useful life is finite) and accumulated impairment losses. Amortization is calculated by writing off the cost of intangible assets with finite useful lives using straight-line method over their estimated useful lives and is generally recognized in the unaudited interim condensed consolidated statements of operations and comprehensive income (loss). Amortization methods and useful lives are reviewed at each reporting date and adjusted if appropriate. Their estimated useful lives of intangible assets are as follows:

Estimated Useful Life
Computer software	3 years to 5 years
Patent	10 years

Impairment for long-lived assets

Long-lived assets such as property and equipment, intangible assets with finite lives and operating lease right-of-use assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets or asset groups by comparing the carrying value of the assets or asset groups with an estimate of future undiscounted cash flows expected to be generated from the use of the assets or asset groups and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets or asset groups, the Group recognizes an impairment loss based on the excess of the carrying value of the assets or asset groups over the fair value of the assets or asset groups. As of December 31, 2025 and June 30, 2026, no impairment of long-lived assets was recognized.

Contract liabilities

The Group recognizes a contract liability when the customer pays the consideration before the Group recognizes the related revenue or when the Group has an unconditional right to receive the consideration before the Group recognizes the related revenue, and in such case a corresponding receivable will be recognized.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobserved and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the balance sheets at face value or cost because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Leases

The Group adopts ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) for all periods presented, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

The Group is a lessee of non-cancellable leases for workshop and staff dormitory. The Group determines if an arrangement is a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. As a result, both the lease of workshop and staff dormitory are currently classified as operating leases.

Operating lease right-of-use (“ROU”) assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As the implicit rate for the Group’s operating leases is not readily determinable, the Group uses its incremental borrowing rate, based on information available at the lease commencement date, to determine the present value of lease payments. The incremental borrowing rate represents the interest rate that the Group would pay to borrow an amount equivalent to the lease payments on a collateralized basis, over a similar term and in a comparable economic environment.

Lease terms used to calculate the present value of lease payments generally include options to extend, renew, or terminate the lease, as the Group has reasonable certainty at lease inception that these options will be exercised. The Group generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Group has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. For operating leases, lease expense is recognized on a straight-line basis over the lease term. Interest expense on the lease liability is determined each period during the lease term as the amount that results in a constant periodic interest rate of the bank loans on the remaining balance of the liability.

Bank and other borrowings

Borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in unaudited interim condensed consolidated statements of operations and comprehensive income (loss) over the period of the borrowings using the effective interest method.

Employee benefit plan

Under Hong Kong Mandatory Provident Fund Schemes Ordinance, an employer shall enroll their regular employees in Mandatory Provident Fund Schemes. Regular employees are those who are at between 18 and 65 years of age and have been employed for consecutive 60 days or more. An employer is required to make regular mandatory contributions at least 5% of the employee’s monthly income between HK$ 7,100 and HK$ 30,000 and HK$ 1,500 of the employee’s monthly income over HK$ 30,000.

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance and other welfare benefits are provided to employees.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Related parties

The Company accounts for related party transactions in accordance with FASB Accounting Standards Codification (ASC) Topic 850 (Related Party Disclosures). A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued additional related Accounting Standards Updates (collectively, “ASC 606”). The Company derives revenue principally from the provision of commercial printing services. The Company enters into agreements with customers that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services are transferred to the customer. The Company recognizes revenue based on the consideration specified in the applicable agreement.

Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct. The transaction price is the amount of consideration a company expects to be entitled from a customer in exchange for providing the goods or services.

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise, performance obligations are combined with other promised goods or services until we identify a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. The Company has addressed whether various goods and services promised to the customer represent distinct performance obligations. The Company applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised goods or services. The individual standalone selling price of a good or service that has not previously been sold on a stand-alone basis, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with observable stand-alone selling price.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Revenue recognition (cont.)

Transaction price is the amount of consideration in the contract to which the Company expect to be entitled in exchange for transferring the promised goods or services. Consideration payable to a customer is deducted from the transaction price if the Company do not receive a separate identifiable benefit from the customer.

Revenue may be recognized at a point in time or over time following the timing of satisfaction of the performance obligation. If a performance obligation is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that performance obligation. Typically, performance obligation for products where the process is described as below, the performance obligation is satisfied at point in time.

The Company typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfil in order to recognize revenue. The key performance obligation is the delivery of the finished product to the customer at customer’s truck at the Company’s inventory warehouse or their specified location at which point title to that asset passes to the customer. The completion of this earning process is evidenced by a written customer acceptance indicating receipt of the product. Typical payment terms set forth in the purchase order ranges from 30 to 90 days from invoice date.

The transaction price does not include variable consideration related to returns or refunds as the Company’s contracts do not include provisions that allow for sales refunds or returns of products.

Following the adoption of ASC 606, the Company considered the guidance set forth in ASC 340-40, and determined that an asset would be recognized from costs incurred to fulfill a contract under ASC 340-40-25-5 only if those costs meet all of the following criteria:

●	The costs relate directly to a contract or an anticipated contract that the entity can specifically identify (for example, costs relating to services to be provided under the renewal of an existing contract or costs of designing an asset to be transferred under a specific contract that has not yet been approved).

●	The costs generate or enhance resources of the entity that will be used in satisfying (or continuing to satisfy) performance obligations in the future.

●	The costs are expected to be recovered.

The Company elected to apply the practical expedient to recognize the incremental costs of obtaining a contract as an expense if the amortization period of the asset would have been one year or less.

Costs that relate directly to a contract include direct material, labor cost, subcontracting fee and allocated overhead including utilities, depreciation, and other overhead costs.

The Company elected to treat shipping and handling costs undertaken by the Company after the customer has obtained control of the related goods as a fulfilment activity and has been presented as transportation costs which is include in selling and marketing expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Cost of revenue

Cost of revenue of printing products, which are directly related to revenue generating transactions, primarily consists of direct material cost such as paper cost, labor cost, subcontracting fee and allocated overhead including utilities, depreciation, and other overhead costs.

Selling and marketing expenses

Selling and marketing expenses consist primarily of staff costs, transportation costs, customs expense, commission, rental expense, advertising expense and other expenses related to the Company’s selling and marketing activities. During the six months ended June 30, 2025 and 2026, the Company incurred shipping and handling costs which are classified as transportation costs and customs expense totaling HK$2,597,733 and HK$2,301,743 (US$293,515), respectively.

General and administrative expenses

General and administrative expenses consist primarily of staff costs, including salaries and related social insurance costs for the Company’s operations and support personnel, office rental and property management fees, repair and maintenance, depreciation, professional services fees, bank charge, utilities, entertainment expense, office expense, low value consumables, motor vehicle expense and expenses related to general operations as well as research and development costs in connection with the technology development for the commercial printing services. Research and development expenses are charged to expense as incurred and have no alternative future uses in accordance with ASC 730, “Research and Development”. During the six months ended June 30, 2025 and 2026, the Company incurred research and development cost totaling HK$2,350,587 and HK$3,651,226 (US$465,599), respectively.

Government grants

Government grants are recognized as income in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated statements of operations upon receipt and when all conditions attached to the grants are fulfilled.

Income taxes

Current income taxes are recorded in accordance with the laws of the relevant tax jurisdictions.

Deferred income taxes are provided using the liability method. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset deferred tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle deferred tax liabilities and assets on a net basis or their deferred tax assets and liabilities will be realized simultaneously.

A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized. The effect on deferred income taxes arising from a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Income taxes (cont.)

The Group applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates in relation to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of June 30, 2026, the Group did not have any significant unrecognized uncertain tax positions.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter. There were no material commitments or contingencies as of December 31, 2025 and June 30, 2026.

Recently issued accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which enhances disclosures about significant segment expenses and information used by the chief operating decision maker (CODM). The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Group is evaluating the impact of adopting this guidance on its consolidated financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disaggregated rate reconciliation disclosure and additional details on income taxes paid. The guidance is effective for public business entities for annual periods beginning after December 15, 2024, with early adoption permitted. The Company has adopted this guidance during the period, and the adoption did not have a material impact on its consolidated financial statements and related disclosures.

In November 2024, FASB issued ASU 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments require disaggregation disclosure for certain expense captions presented on the face of income statement, as well as additional disclosure about selling expenses. The guidance is effective for the years beginning after December 15, 2026 and interim reporting periods during the year ending December, 2027. The Company is evaluating the impact of the adoption of this guidance on its disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The update introduces practical expedients for estimating allowances for credit losses on trade receivables and contract assets. The guidance is effective for years beginning after December 15, 2025. The Company has adopted this guidance during the period, and the adoption did not have a material impact on its consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40). The guidance modernizes capitalization criteria for internal-use software. The update is effective for years beginning after December 15, 2027. The Company is evaluating the impact of the adoption of this guidance on its disclosures.

All other newly issued accounting pronouncements but not yet effective have been deemed either immaterial or not applicable.

Liquidity and Going Concern Evaluation

For the six months ended June 30, 2026, the Group incurred a net loss of HK$14,849,336 and experienced net cash outflows from operating activities of HK$12,519,654. As of June 30, 2026, the Group had accumulated losses of HK$34,226,792, working capital of HK$6,663,357, and short-term bank and other borrowings of HK$24,056,502 falling due within one year, against unrestricted cash and cash equivalents of HK$28,929,438.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Liquidity and Going Concern Evaluation (cont.)

In accordance with ASC 205-40, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, management evaluated whether there are conditions or events that raise substantial doubt about the Group's ability to continue as a going concern within one year after the date these unaudited interim condensed consolidated financial statements are issued.

Management actively negotiates with lending financial institutions to renew or extend existing short-term facilities upon maturity. Based on historical credit records and ongoing relationships, management expects these short-term facilities will be successfully renewed. Management continues to implement cost-optimization measures and streamline supply chain processes to enhance operating cash flows. The controlling shareholder of the Company has undertaken to provide continuous financial support as necessary to enable the Group to meet its liabilities as they fall due.

Based on the evaluation of these factors and available financial resources, management concluded that the Group will have sufficient liquidity to meet its working capital requirements and financial obligations as they become due for at least twelve months from the issuance date of these financial statements. Accordingly, the financial statements have been prepared on a going concern basis.

3. SEGMENT INFORMATION

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (the Chief Executive Office, or “CODM”) for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management's assessment, the Company has determined that the production line for commercial printing is situated in the PRC, while the major sales operations are located in Hong Kong. Since the majority (approximately 85% of total revenue) of revenue is generated from Hong Kong, the Company considered that no geographical location disclosure was required.

In accordance with ASU 2023-07, Improvements to Reportable Segment Disclosures, single-segment entities are required to disclose significant segment expenses reviewed by the CODM. For the six months ended June 30, 2025 and 2026, the primary segment performance measure reviewed by the CODM is loss from operations as reported on the unaudited interim condensed consolidated statements of operations. The significant expense categories reviewed by the CODM primarily comprise cost of revenue, selling and marketing expenses, and general and administrative expenses as presented in the unaudited interim condensed consolidated statements of operations.

The following table shows disaggregated revenue by major merchandise categories for the six months ended June 30, 2025 and 2026, respectively:

	Six months ended June 30,
	2025			2026
	HK$	US$	%	HK$	US$	%
Book products	34,020,084	4,333,824	41.4%	50,264,083	6,409,600	65.1%
Novelty and packaging products	48,101,149	6,127,613	58.6%	26,940,545	3,435,418	34.9%
	82,121,233	10,461,437	100.0%	77,204,628	9,845,018	100.0%

The following tables present total revenue disaggregated by geographic market based on the location of customers, and long-lived assets (comprising plant and equipment, net and operating lease right-of-use assets, net) by physical location:

	Six months ended June 30,
	2025			2026
	HK$	US$	%	HK$	US$	%
Hong Kong	69,443,226	8,846,384	84.6%	65,407,486	8,340,664	84.7%
Mainland China	4,706,227	599,527	5.7%	3,365,995	429,227	4.4%
England	7,971,780	1,015,526	9.7%	8,431,147	1,075,127	10.9%
Total Revenue	82,121,233	10,461,437	100.0%	77,204,628	9,845,018	100.0%

	As of December 31, 2025			As of June 30, 2026
	HK$	US$	%	HK$	US$	%
Hong Kong	791,574	101,702	1.5%	827,618	105,537	1.6%
Mainland China	51,873,032	6,664,658	98.5%	52,253,282	6,663,259	98.4%
Total Long-lived assets	52,664,606	6,766,360	100.0%	53,080,900	6,768,796	100.0%

4. RESTRICTED CASH

Restricted cash was HK$15,023,582 and HK$4,741,909 (US$604,681) as of December 31, 2025 and June 30, 2026, respectively. The restricted cash represented deposits pledged to Bank of Ningbo Co., Ltd and Bank of China to principally secure the Group’s bills payable which has a maximum length of eight months.

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is comprised of the following:

	As of December 31, 2025	As of June 30, 2026
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Accounts receivable
- Third parties	29,336,979	34,569,330	4,408,229
- Related party	516,920	208,508	26,589
	29,853,899	34,777,838	4,434,818
Allowance for expected credit losses, net	(597,128)	(1,347,803)	(171,870)
Total	29,256,771	33,430,035	4,262,948

Allowance for expected credit losses, net consists of the following:

	As of December 31, 2025	As of June 30, 2026
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Beginning balance	491,148	597,128	76,145
Addition	597,128	1,339,291	170,784
Reversal	(491,294)	(597,128)	(76,145)
Written-off	—	—	—
Exchange alignment	146	8,512	1,086
Ending balance	597,128	1,347,803	171,870

6. PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets, net consist of the following:

	As of December 31, 2025	As of June 30, 2026
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Deposits	471,078	489,191	62,381
Prepayments to suppliers	1,371,095	7,230,923	922,076
Prepaid expenses (Note 1)	17,279,167	11,754,167	1,498,874
Input VAT	4,100,393	2,889,667	368,486
Others	99,930	124,499	15,876
Total	23,321,663	22,488,447	2,867,693
Less: non-current portion	(9,804,167)	(2,166,667)	(276,290)
Current portion	13,517,496	20,321,780	2,591,403

Note 1:	The prepaid expenses mainly represented the amount prepaid to service providers for advertising, marketing and consultancy services of the Company for a period ranging from one to three years. The amounts paid were non-refundable and non-cancellable and will be charged to the unaudited interim condensed consolidated statements of operations and comprehensive income (loss) over the service period in which the services are expected to be evenly received during the service periods.

7. INVESTMENT IN LIFE INSURANCE CONTRACT, NET

Investment in life insurance contract, net consists of the following:

	As of December 31, 2025	As of June 30, 2026
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Investment in life insurance contract	1,559,502	1,567,745	199,916
Allowance for expected credit losses	—	—	—
Investment in life insurance contract, net	1,559,502	1,567,745	199,916

The Company entered into a life insurance contract with an insurance company to insure Mr. Wing Wah Cheng, Wayne (“Mr. Cheng”), the Chief Executive Director of the Company. The Company is the owner and beneficiary of the life insurance contract. The Company could terminate the policy at any time and receive cash back on the cash value of the policy at the date of withdrawal, which was determined by the premium payment plus accumulated interest earned and minus the accumulated insurance policy charges and surrender charges. As of June 30, 2026, the directors of the Company considered the Group will not terminate the life insurance contract within the next twelve months from the end of the reporting period and the balance is therefore classified as non-current assets.

8. INVENTORIES, NET

Inventories, net is comprised of the following:

	As of December 31, 2025	As of June 30, 2026
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Raw materials	3,772,944	3,341,427	426,094
Work-in-progress	3,749,895	7,091,357	904,279
Finished goods	5,326,310	2,660,751	339,295
Inventories, net	12,849,149	13,093,535	1,669,668

9. PLANT AND EQUIPMENT, NET

Plant and equipment, net consists of the following:

	As of December 31, 2025	As of June 30, 2026
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Plant and machinery	62,353,538	57,896,830	7,382,916
Motor vehicles	2,038,622	2,264,456	288,760
Office equipment	2,050,214	2,151,210	274,319
Construction-in-progress	—	2,754,205	351,212
Total	66,442,374	65,066,701	8,297,207
Less: accumulated depreciation	(39,457,565)	(36,017,507)	(4,592,898)
Plant and equipment, net	26,984,809	29,049,194	3,704,309

Construction-in-progress is primarily comprised of equipment and tooling related to the manufacturing of the Company’s products which have not yet been placed in service. Completed assets are transferred to their respective asset classes and depreciation begins when an asset is ready for its intended use.

Depreciation expenses recognized for the six months ended June 30, 2025 and 2026 were HK$1,493,886 and HK$1,672,826 (US$213,316), respectively.

10. INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31, 2025	As of June 30, 2026
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Software	1,156,390	1,080,111	137,734
Patent	826,120	857,234	109,314
Total	1,982,510	1,937,345	247,048
Less: accumulated amortization	(1,331,810)	(1,344,368)	(171,432)
Intangible assets, net	650,700	592,977	75,616

Amortization expenses recognized for the six months ended June 30, 2025 and 2026 were HK$44,897 and HK$58,300 (US$7,434), respectively.

11. ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	As of December 31, 2025	As of June 30, 2026
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Payroll payable	2,634,049	3,402,679	433,905
Accrued expenses	1,003,369	824,650	105,158
Customer deposits	1,557,500	1,616,160	206,090
Contract liabilities	908,389	3,293,752	420,014
Other tax payables	341,424	1,296,635	165,345
Total	6,444,731	10,433,876	1,330,512

Changes in the Group’s contract liabilities are presented as follows:

	As of December 31, 2025	As of June 30, 2026
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Beginning balance	7,530,159	908,389	115,836
Addition	—	3,293,752	420,014
Recognized as revenue	(6,641,275)	(908,389)	(115,836)
Exchange alignment	19,505	—	—
Ending balance	908,389	3,293,752	420,014

12. BANK AND OTHER BORROWINGS

Outstanding balances of the bank and other borrowings as of December 31, 2025 and June 30, 2026 consisted of the following:

	As of December 31, 2025	As of June 30, 2026
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Bank borrowings:
Guaranteed	26,824,847	22,618,905	2,884,329
Collateralized and guaranteed	1,105,646	1,112,783	141,900
	27,930,493	23,731,688	3,026,229
Other borrowing:
Collateralized and guaranteed	6,403,057	12,035,230	1,534,714
	34,333,550	35,766,918	4,560,943
Less: current portion	(23,549,661)	(24,056,502)	(3,067,648)
Non-current portion	10,783,889	11,710,416	1,493,295

Bank and other borrowings as of December 31, 2025 and June 30, 2026 are as follows:

					Balance as at
Lender	Type	Maturity date	Currency	Effective interest rate	December 31, 2025	June 30, 2026
					HK $	HK $	US$
					(Audited)	(Unaudited)	(Unaudited)

Bank of China(i)	Bank borrowing	03/2026	RMB	3.00%	1,112,500	—	—
Bank of China(ii)	Bank borrowing	03/2027	RMB	2.60%	—	692,640	88,324
Bank of China(iii)	Bank borrowing	12/2026	RMB	2.60%	10,568,750	10,966,800	1,398,470
Shenzhen Rural Commercial Bank(iv)	Bank borrowing	03/2026	RMB	1.76%	2,113,750	—	—
Livi Bank Limited(v)	Bank borrowing	08/2029	HK$	3.66%	9,274,422	8,149,320	1,039,189
The Bank of East Asia Limited(vi)	Bank borrowing	11/2027	US$	6.55%	3,755,425	2,810,145	358,345
The Bank of East Asia Limited(vii)	Bank borrowing	02/2026	US$	6.72%	1,105,646	—	—
The Bank of East Asia Limited(viii)	Bank borrowing	02/2027	US$	4.94%	—	1,112,783	141,900
Ping An International Financial Leasing Co., Ltd.(ix)	Other borrowing	05/2027	RMB	5.90%	6,403,057	4,357,086	555,609
Yongying Financial Leasing Co., Ltd. (x)	Other borrowing	03/2029	RMB	5.59%	—	3,196,210	407,576
Yongying Financial Leasing Co., Ltd. (xi)	Other borrowing	05/2029	RMB	5.31%	—	4,481,934	571,530
					34,333,550	35,766,918	4,560,943

(i)	On February 28, 2025, Samfine SZ entered into a 1-year term loan of RMB1 million (approximately US$0.14 million) for operating purposes. The loan is repayable in one lump-sum payment within 1 year and is guaranteed by Mr. Cheng. The loan is carrying at variable interest rate.

12. BANK AND OTHER BORROWINGS (cont.)

(ii)	On March 6, 2026, Samfine SZ entered into a 1-year term loan of RMB0.7 million (US$0.1 million) for operating purposes. The loan is repayable in one lump-sum payment within 1 year and is guaranteed by Mr. Cheng. The loan is carrying at variable interest rate.

(iii)	On December 5, 2025, Samfine SZ entered into a 1-year term loan of RMB9.5 million (US$1.4 million) for operating purposes. The loan is repayable in one lump-sum payment within 1 year and is guaranteed by Mr. Cheng. The loan is carrying at variable interest rate.

(iv)	On September 2, 2025, Samfine SZ entered into a half-year term loan of RMB1.9 million (US$0.27 million) for operating purposes. The loan is repayable in one lump-sum payment within half year and is guaranteed by Mr. Cheng and Mrs. Cheng, the director of the Company. The loan is carrying at variable interest rate.

(v)	On August 20, 2025, Samfine HK entered into a 4-year term loan of HK$10 million (US$1.19 million) for working capital purposes carrying at variable interest rate. The loan is repayable in monthly installments over the 4-year tenor and is guaranteed by Mr. Cheng, the director of the Company. The loan is carrying at variable interest rate.

(vi)	On October 15, 2020, Samfine HK entered into a 7-year term loan of HK$12 million (US$1.53 million) for working capital purposes carrying at variable interest rate. The loan is repayable in monthly installments over the 7-year tenor and is guaranteed by Mr. Cheng, the director of the Company and HKMC Insurance Limited (“HKMCI”) under SME Financing Guarantee Scheme. The loan is carrying at variable interest rate.

(vii)	On February 24, 2024, Samfine HK entered into a 1-year recurring term loan of US$0.1 million (HK$1.11 million) for insurance premium payment purpose. The loan is repayable in monthly installments over the 12-month tenor and is pledged by the deed of insurance assignment relating to the life insurance contract issued by FWD Life Insurance Company (Bermuda) Limited. On February 24, 2025, Samfine HK fully settled and re-entered the loan. The loan is carrying at variable interest rate.

(viii)	On February 24, 2026, Samfine HK re-entered into a 1-year recurring term loan of US$0.1 million (HK$1.11 million) for insurance premium payment purpose. The loan is repayable in monthly installments over the 12-month tenor and is pledged by the deed of insurance assignment relating to the life insurance contract issued by FWD Life Insurance Company (Bermuda) Limited. The loan is carrying at variable interest rate.

(ix)	On May 5, 2025, Samfine SZ entered into a 2-year other borrowing of RMB8.46 million (US$1.08 million) with a financial institution for operating purposes. The loan is guaranteed by Mr. Cheng and Mrs. Cheng, and pledged by the Company’s machineries. The loan is repayable in monthly installments over the 2-year tenor, and is carrying at variable interest rate.

(x)	On April 8, 2026, Samfine SZ entered into a 3-year other borrowing of RMB3 million (US$0.44 million) with a financial institution for operating purposes. The loan is guaranteed by Mr. Cheng and Mrs. Cheng, and pledged by the Company’s machineries. The loan is repayable in monthly installments over the 3-year tenor, and is carrying at variable interest rate.

(xi)	On June 1, 2026, Samfine SZ entered into a 3-year other borrowing of RMB4 million (US$0.58 million) with a financial institution for operating purposes. The loan is guaranteed by Mr. Cheng and Mrs. Cheng, and pledged by the Company’s machineries. The loan is repayable in monthly installments over the 3-year tenor, and is carrying at variable interest rate.

12. BANK AND OTHER BORROWINGS (cont.)

Loan type in terms of currency (in HK$) - Unaudited	Carrying value	Within 1 year	1 to 2 years (July 1, 2027 – June 30, 2028)	2 to 3 years (July 1, 2028 – June 30, 2029)	More than 3 years (After June 30, 2029)

in HK$	10,959,465	4,356,387	3,394,983	2,735,102	472,993
In US$	1,112,783	1,112,783	—	—	—
in RMB	23,694,670	18,587,332	2,713,961	2,393,377	—
June 30, 2026	35,766,918	24,056,502	6,108,944	5,128,479	472,993

Loan type in terms of currency (in US$) – Unaudited	Carrying value	Within 1 year	1 to 2 years (July 1, 2027 – June 30, 2028)	2 to 3 years (July 1, 2028 – June 30, 2029)	More than 3 years (After June 30, 2029)

in HK$	1,397,534	552,260	436,183	348,776	60,315
In US$	141,900	141,900	—	—	—
in RMB	3,021,509	2,370,229	346,080	305,200	—
June 30, 2026	4,560,943	3,064,389	782,263	653,976	60,315

Loan type in terms of currency (in HK$) – Audited	Carrying value	Within 1 year	2027	2028	2029

in HK$	13,029,847	4,180,530	4,339,793	2,646,939	1,862,585
In US$	1,105,646	1,105,646	—	—	—
in RMB	20,198,057	18,263,485	1,934,572	—	—
December 31, 2025	34,333,550	23,549,661	6,274,365	2,646,939	1,862,585

Banking facilities and financial covenants

As of June 30, 2026, the Group maintained aggregate banking and credit facilities of HK$71.12 million (US$9.08 million) (December 31, 2025: HK$77.29 million (US$9.93 million)), of which HK$23.73 million (US$3.03 million) (December 31, 2025: HK$27.93 million (US$3.59 million) was utilized for short-term and long-term bank borrowings, and HK$47.44 million (US$6.05 million) (December 31, 2025: HK$49.36 million (US$6.34 million)) remained unutilized and available for drawdown. The Group's credit facilities are subject to customary financial covenants, including maintaining minimum tangible net worth requirements and specific leverage limits. As of June 30, 2026 and December 31, 2025, the Group was in compliance with all financial covenants associated with its outstanding debt facilities.

13. LEASES

Operating leases as lessee

The operating leases of the Company primarily consist of leases of plants and staff dormitory. The following table summarizes the classification of operating lease right-of-use assets and lease liabilities in the Group’s unaudited interim condensed consolidated balance sheets:

	As of December 31, 2025	As of June 30, 2026
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Operating lease right-of-use assets, net	25,679,797	24,031,706	3,064,487

Liabilities
Operating lease liabilities, current	5,113,112	5,426,949	692,036
Operating lease liabilities, non-current	20,566,685	18,604,757	2,372,451
Total lease liabilities	25,679,797	24,031,706	3,064,487

The following table presents the maturity of the Group’s operating lease liabilities as of June 30, 2026:

	Operating lease payments
	HK$	US$
	(Unaudited)	(Unaudited)
Six months ending December 31, 2025	3,191,962	407,034
Twelve months ending December 31, 2026	6,178,441	787,865
Twelve months ending December 31, 2027	5,306,488	676,675
Twelve months ending December 31, 2028	5,465,271	696,923
Twelve months ending December 31, 2029	4,976,958	634,654
Thereafter	1,399,996	178,527
Total operating lease payments	26,519,116	3,381,678
Less: imputed interest	(2,487,410)	(317,191)
Present value of operating lease liabilities	24,031,706	3,064,487

Operating lease expense for the six months ended June 30, 2025 and 2026 was HK$2,653,070 and HK$1,811,765 (US$231,034), respectively.

Other supplemental information about the Group’s operating lease as follows:

	December 31, 2025	June 30, 2026
	(Audited)	(Unaudited)
Weighted average discount rate	4.5%	4.5%
Weighted average remaining lease term (years)	4.7	4.2

14. RELATED PARTY BALANCES AND TRANSACTIONS

Relationships with related parties

Name of related parties	Relationship with the Group
Jiamei Cultural and Creative (Shenzhen) Co., Ltd (“Jiamei”)	Entity controlled by Mrs. Cheng
Mr. Cheng	Chief executive director and the controlling shareholder of the Group
Mrs. Cheng	A director of the Company
Mr. Zheng Hongrong	A director of Samfine SZ, a subsidiary of the Company

(a) Major transactions with related parties

		For the Six Months Ended June 30,
Name of related party	Transaction nature	2025	2026
		HK$	HK$	US$
		(Unaudited)	(Unaudited)	(Unaudited)
Jiamei	Sales	617,952	313,901	40,028
Mrs. Cheng	Rental expenses	1,664,855	1,881,000	239,862
Mr. Cheng	Commission paid	141,666	104,666	13,347
Mrs. Cheng	Commission paid	696,462	322,787	41.161

(b) Due from a related party

As of December 31, 2025 and June 30, 2026, the balance of amount due from a related party was as follows:

Name of a related party	As of December 31, 2025	As of June 30, 2026
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Jiamei	516,920	208,508	26,589

The balance represents the account receivable of the sales of printing materials to Jiamei. The amount was unsecured, interest-free and repayable on demand.

14. RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

(c) Due to related parties

As of December 31, 2025 and June 30, 2026, the balances of amounts due to related parties were as follows:

Name of related parties	As of December 31, 2025	As of June 30, 2026
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Mr. Cheng(i)	60,000	60,000	7,651
Mrs. Cheng(i)	40,000	20,000	2,550
	100,000	80,000	10,201

(i)	These balances represent commission for customer referral payable to Mr. Cheng and Mrs. Cheng. These balances were unsecured, interest-free and repayable on demand.

15. INCOME TAX BENEFITS

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

BVI

New Achiever is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Samfine HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax law, Samfine HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

The PRC subsidiaries are incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. In accordance with the prevailing tax regulations, all of the PRC subsidiaries are qualified as small and micro enterprises, thus the preferential effective tax rates of 2.5%-5% are applied to these entities. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Samfine SZ applied and officially obtained a preferential tax concession for being a high technology enterprise whereby Samfine SZ was entitled to have a tax concession at 15% under the PRC EIT for the coming three years since 2024.

Since 2022, according to a notice jointly released by the Ministry of Finance and two other government departments, high and new technology enterprise entitled to the pre-tax deduction of 75% for research and development expenses.

15. INCOME TAX INCOME (cont.)

PRC (cont.)

Dividends, interests, rent or royalties payable by the Group’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

Although there are undistributed earnings of the Company’s subsidiaries in the PRC that are available for distribution to the Company, the undistributed earnings of the Company’s subsidiaries located in the PRC are considered to be indefinitely reinvested, because the Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2025 and June 30, 2026.

Significant components of the provision for income taxes are as follows:

	For the six months ended June 30,
	2025	2026	2026
	HK$	HK$	US$
Current:
Hong Kong	—	—	—
PRC	43,351	—	—
Deferred:
Hong Kong	(2,073,535)	(114,083)	(14,548)
PRC	332,402	—	—
	(1,741,133)	(114,083)	(14,548)
Income tax benefit	(1,697,782)	(114,083)	(14,548)

Deferred tax

The following table sets forth the significant components of the aggregate deferred tax assets of the Company as of:

	Tax losses	Allowance for expected credit losses	Total
	HK$	HK$	HK$

As of January 1, 2025	1,789,897	80,922	1,870,819
Credited to the unaudited interim condensed consolidated statements of operations	1,741,133	—	1,741,133
As of June 30, 2025 (Unaudited)	3,531,030	80,922	3,611,952
As of June 30, 2025 (US$) (Unaudited)	449,818	10,309	460,127

As of January 1, 2026	1,397,310	98,526	1,495,836
Credited to the unaudited interim condensed consolidated statements of operations	—	112,425	112,425
As of June 30, 2026 (Unaudited)	1,397,310	210,951	1,608,261
As of June 30, 2026 (US$) (Unaudited)	178,183	26,900	205,083

Movements of deferred tax asset were as follows:

	As of December 31, 2025	As of June 30, 2026
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Deferred tax asset:
Beginning balance	1,870,819	1,495,836	190,747
(Utilized)/recognised	(374,983)	112,425	14,336
Ending balance	1,495,836	1,608,261	205,083

The management believes the Company will be able to full utilize the assets in the foreseeable future.

16. RISKS AND UNCERTAINTIES

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable, net.

The Group places its cash in various commercial banks in the PRC and Hong Kong. The Group believes that no significant credit risk exists as these banks are principally government-owned financial institutions with high credit ratings.

The Group deposits its cash with reputable banks located in the PRC and Hong Kong. As of December 31, 2025 and June 30, 2026, HK$45,607,861 and HK$32,043,627 (US$4,086,154) were deposited with the PRC and Hong Kong banks, respectively. Balances maintained with banks in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of HK$800,000 (US$0.1 million) for each depositor at one bank, whilst the balances maintained by the Group may at times exceed the insured limits. Cash balances maintained with banks in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. Balances maintained with banks in the PRC are insured by the government authority with the maximum limit of RMB500,000 (US$0.07 million). The Group has not experienced any losses in these bank accounts and management believes that the Group is not exposed to any significant credit risk on cash.

Accounts receivable primarily comprises of amounts receivable from the clients. To reduce credit risk, the Company performs on-going credit evaluations of the financial condition of these service clients. The Company establishes a provision for credit losses based upon estimates, factors surrounding the credit risk of specific clients and other information.

Customer concentration risk

For the six months ended June 30, 2025, three customers accounted for 42.1%, 19.6% and 18.9% of the Company’s total revenue, respectively. For the six months ended June 30, 2026, four customers accounted for 41.8%, 18.9%, 17.9% and 11.0% of the Company’s total revenue, respectively.

As of December 31, 2025, three customers accounted for 47.5%, 19.4% and 16.2% of the total balance of accounts receivable, respectively. As of June 30, 2026, four customers accounted for 35.8%, 17.0%, 24.9% and 15.0% of the total balance of accounts receivable, respectively.

Vendor concentration risk

For the six months ended June 30, 2025, one vendor accounted for 11.4% of the Group’s total purchases. For the six months ended June 30, 2026, two vendors accounted for 12.7% and 10.2% of the Group’s total purchases.

As of December 31, 2025, one vendor accounted for 22.1% of the Group’s total balance of accounts payable.  As of June 30, 2026, two vendors accounted for 30.0% and 16.9% of the Group’s total balance of accounts payable.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Group’s financial condition and results of operations. The Group is exposed to floating interest rate risk on floating rate borrowings, and the risks due to changes in interest rates are not material. The Group has not used any derivative financial instruments to manage its interest risk exposure.

Foreign currency risk

We are exposed to foreign currency risk primarily through sales that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HK$ is currently pegged to US$, the Company’s exposure to foreign exchange fluctuations is minimal.

While the reporting currency of the Company is HK$, certain of the revenue and costs of revenues and expenses are denominated in RMB. Certain of the Company’s assets and liabilities are denominated in RMB. As a result, the Company are exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between HK$ and RMB. If RMB depreciates against HK$, the value of the RMB revenues of the Company, net income and assets as expressed in its HK$ financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates while revenues and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive loss, a component of equity. We have not entered into any hedging transactions in an effort to reduce its exposure to foreign exchange risk.

17. SHAREHOLDERS’ EQUITY

Ordinary shares

For the sake of undertaking a public offering of the Company’s ordinary shares, the Company has performed a series of re-organizing transactions including a share split of 1-to-1.6 performed on September 5, 2023, As a result of the share split, the Company had 800,000,000 authorized ordinary shares with a par value of US$0.0000625 per ordinary share and 18,000,000 ordinary shares issued and outstanding which have been retroactively restated to the beginning of the first period presented. The Company only has one single class of ordinary shares that are accounted for as permanent equity.

On October 16, 2024, the Company announced the closing of its initial public offering (“IPO”) of 2,000,000 ordinary shares, US$0.0000625 par value per share (“Ordinary Shares”) at an offering price of US$4.00 per share for a total of US$8,000,000 in gross proceeds.

On October 22, 2024, the over-allotment option of 300,000 Ordinary Shares of the Company was fully exercised with gross proceeds of US$1,200,000. In aggregate, the Company raised total net proceeds of approximately HK$63.9 million (US$8.2 million), which was reflected in the statement of cash flows, after deducting underwriting discounts and commissions and outstanding offering expenses upon the completion of listing and exercise of over-allotment.

During the process of IPO and over-allotment, the Company incurred an aggregate of approximately HK$18.6 million (US$2.4 million) for underwriting discounts and commissions and total offering expenses, among which approximately HK$10.8 million (US$1.4 million) offering expenses were paid just before successful listing and over-allotment and recognized as deferred offering costs. At the date of closing of IPO and over-allotment (i.e. October 22, 2024), the underwriting discounts and commissions and total offering expenses of approximately HK$7.8 million (US$1.0 million) were offset against the gross offering proceeds of HK$71.7 million (US$9.2 million) resulted in net amount of approximately HK$53.1 million (US$9.2 million) which was recognized in additional paid-in capital.

On May 13, 2025, the Company held the extraordinary general meeting to approve: (a) the issued 20,300,000 ordinary shares of par value of US$0.0000625 be re-designated and re-classified into 11,300,000 Class A ordinary shares of par value US$0.0000625 each with 1 vote per share on a one for one basis and 9,000,000 Class B ordinary shares of par value US$0.0000625 each with 20 votes per share on a one for one basis, and the remaining authorized but unissued 779,700,000 ordinary shares be re-designated and re-classified into Class A ordinary shares of par value US$0.0000625 each with 1 vote per share on a one for one basis; (b) adopt new memorandum and articles of association of the Company to reflect the adoption of a dual-class share structure, and the provision of the rights and privileges of Class A ordinary shares and Class B ordinary shares. The share re-designation is effective on May 15, 2025.

On December 30, 2025, the Company held its annual general meeting to approve every five issued and unissued shares (namely, both class A ordinary shares of a par value of US$0.0000625 each and class B ordinary shares of a par value of US$0.0000625 each) in the share capital of the Company be consolidated into one (1) share of a par value of US$0.0003125 each (the “Share Consolidation”) so that the authorised share capital of the Company shall be changed from US$50,000 consisting of 800,000,000 shares of a par value of US$0.0000625 each comprised of 791,000,000 class A ordinary shares of a par value of US$0.0000625 each and 9,000,000 class B ordinary shares of a par value of US$0.0000625 each to US$50,000 consisting of 160,000,000 shares of a par value of US$0.0003125 each comprised of 158,200,000 class A ordinary shares of a par value of US$0.0003125 each and 1,800,000 class B ordinary shares of a par value of US$0.0003125 each. The Share Consolidation was effective on February 27, 2026.

Dividend distributions

During the six months ended June 30, 2025 and 2026, no interim dividend was declared nor paid.

18. COMMITMENTS AND CONTINGENCIES

Commitments

The Company’s commitments related to purchase of plant and machineries. Total commitments contracted for but not yet reflected in the unaudited interim condensed consolidated financial statements amounted to zero and HK$1.2 million (US$0.2 million) as of December 31, 2025 and June 30 2026, respectively.

Contingencies

As of June 30, 2026, the Group was involved in various legal proceedings and disputes with labor contract and workers, all awaiting court decisions. The Group has reviewed each case to evaluate the likelihood of potential losses and estimate the corresponding amounts.

Samfine SZ was involved in litigation with an ex-staff regarding claims totaling CNY200,000 (US$30,000) for various compensation during his employment. On March 27, 2026, the court ruled that Samfine SZ has to pay the compensation difference in CNY8,000 (US$1,200). The plaintiff then filed an appeal, and summons is not yet issued. No provision has been made for the costs, as the litigation is still in progress.

One ongoing litigation with a worker remains under negotiation. The plaintiff claims the compensation of injury totaling CNY548,000 (US$81,000). A summons was issued and both parties scheduled for a hearing on August 19, 2026. No provision has been made for the costs, as the litigation is still in progress.

Samfine SZ was involved in litigation with another worker regarding injury compensation totaling CNY208,000 (US$31,000). The Group has assessed that the likelihood of loss is reasonably possible but no provision has been made for the costs, as the litigation is still in progress.

Any potential losses related to these proceedings are not expected to have a material adverse effect on the Group consolidated financial position, cash flows, or results of operations, either individually or in the aggregate. While the litigations are in early stage and the outcome of these matters is uncertain, based on currently available information, the Group is unable to reasonably estimate the possible loss or range of loss, if any, at the date of this report. The Group continues to monitor these matters and will recognize a liability if and when a loss becomes probable and reasonably estimate.

19. SUBSEQUENT EVENTS

On September 8, 2026, the Compensation Committee of the Company adopted the 2026 Equity Incentive Plan of Samfine Creation Holdings Group Limited (the “Plan”), reserving a total of 600,000 Class A ordinary shares for issuance. Concurrently, the Company granted an aggregate of 160,000 Class A ordinary shares under the Plan as unrestricted stock awards to certain eligible individuals (including 100,000 shares to Cheng Kwan Hung and 60,000 shares to Ho Chris Yeung) in consideration for past services. September 8, 2026 serves as the grant date for the awards under the Plan, and the related stock-based compensation expense is recognized in accordance with ASC Topic 718. As of the date of these financial statements, the issuance of the underlying Class A ordinary shares remains pending, subject to the completion of the necessary administrative and broker-assisted deposit procedures.

The Company evaluates all events and transactions that occurred after June 30, 2026 and up through September 29, 2026. Other than the event disclosed elsewhere in the unaudited interim condensed consolidated financial statements, there is no other material subsequent event occurred that would require recognition or disclosure in the Company’s unaudited interim condensed consolidated financial statements.